3 Embarcadero Center, 26th Floor, San Francisco, CA 94111 ◾ p1.415.365.7442 ◾

November 15, 2017

Greg Dundas

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	GigCapital, Inc.
Registration Statement on Form S-1
Filed November 15, 2017
CIK: 0001719489

Dear Mr. Dundas:

On behalf of GigCapital, Inc. (“GigCapital” or the “Company”), in connection with the proposed initial public offering of the Company’s securities, we have filed today the Company’s Registration Statement on Form S-1 (the “Registration Statement”). The changes reflected in the Registration Statement include those made to reflect the public filing, the filing of certain exhibits, as well as other updates.

We advise the staff (“Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission that we are providing to the Staff on a supplemental basis copies of the written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), that were used in meetings with potential investors in reliance on Section 5(d) of the Securities Act. Pursuant to Rule 418 under the Securities Act, such copies shall not be deemed to be filed with, or a part of or included in, the Registration Statement. We hereby advise the Staff that we will supplementally provide the Staff with copies of any additional written communications presented to potential investors in reliance on Section 5(d) of the Securities Act. The Staff is advised that investors will not retain copies of such materials. In addition, no research reports regarding the Company will be published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 by any broker or dealer that is participating or will participate in our offering.

Additionally, pursuant to Rule 418(b) under the Securities Act, we request that the Staff return or destroy copies of such materials to us. We confirm that no copies of such written communications were retained by potential investors. Other than these materials, we have not presented any written communications to potential investors in reliance on Section 5(d) of the Securities Act, and we have not authorized anyone to do so on our behalf.

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If you have any questions regarding the matters discussed above, please contact the Company’s outside counsel, Jeffrey Selman, at 415-365-7442 or via email at jselman@crowell.com.

Sincerely,

/s/ Jeffrey C. Selman

Jeffrey C. Selman

cc:	Avi S. Katz, President, Chief Executive Officer, and Executive Chairman of GigCapital, Inc.

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